
SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C. 156 SECTION



07002113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmReit Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza Suite 1000
(No. and Street)

Houston (City) Texas (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) Texas (State) 7002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad C. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmREIT Securities Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Catherine C. Babcock

Notary Public


CATHERINE C. BABCOCK
Notary Public, State of Texas
My Commission Expires
December 04, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Financial Statements

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
AmREIT Securities Company:

We have audited the accompanying statement of financial condition of AmREIT Securities Company (the Company, a wholly owned subsidiary of AmREIT Realty Investment Corporation), as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
February 20, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	445,917
Accounts receivable		650
Prepaid and other assets		6,190
Total	$	452,757
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable – related parties	$	59,115
Accounts payable and accrued liabilities		32,439
Total liabilities		91,554
Stockholder's equity:		
Common stock $0.01 par value. Authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		158,188
Retained earnings		203,005
Total stockholder's equity		361,203
Total liabilities and stockholder's equity	$	452,757

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Operations

Year ended December 31, 2006

Revenue:	
Commission income	$ 6,553,790
Expenses:	
Commissions	4,733,412
Management fees	1,631,797
Regulatory and membership fees	15,971
Professional and legal	34,663
Other	7,336
Total expenses	6,423,179
Income before income tax expense	130,611
Income tax expense	44,408
Net income	$ 86,203

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2006

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, January 1, 2006	1,000	$	10	158,188	116,802	275,000
Net income	—		—	—	86,203	86,203
Balance, December 31, 2006	1,000	$	10	158,188	203,005	361,203

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Cash Flows

Year ended December 31, 2006

Operating activities:		
Net income	$	86,203
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable – related parties		32,982
Accounts receivable		(650)
Prepaid and other assets		(504)
Accounts payable – related parties		(55,097)
Accounts payable and accrued liabilities		(58,290)
Net cash provided by operating activities and net increase in cash		4,644
Cash, beginning of year		441,273
Cash, end of year	$	445,917
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	59,801

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Notes to Financial Statements

December 31, 2006

(1) Nature of Operations

AmREIT Securities Company (ASC) was incorporated in the state of Texas in February 1999, and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly owned subsidiary of AmREIT Realty Investment Corporation (ARIC), which is a wholly owned subsidiary of AmREIT, a publicly traded Real Estate Investment Trust (AMEX:AMY). ASC acts exclusively as the dealer manager for AmREIT in the issuance of its nontraded equity securities issued through the independent financial planning broker dealer network on a best efforts basis, and distributes security commissions generated through these best efforts offerings and distributes security commissions generated through direct participation offerings and private placement activities conducted by affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash, or securities in connection with such transactions and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph k(2)(i) of that rule.

The accompanying financial statements include the accounts of ASC, on an individual basis. All material affiliate balances and transactions have been disclosed as indicated in the notes to the financial statements.

(2) Significant Accounting Policies

(a) Cash

Cash consists of demand accounts with financial institutions. At December 31, 2006, there were cash balances in excess of FDIC-insured limits. Management monitors activity in these accounts to prevent a risk of loss. To date, ASC has not experienced any losses in its cash accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

(b) Commissions

Commission income approximates 11.0% of investment contributions received by affiliated limited partnerships in corporate securities offerings or of investment contributions received by AmREIT related to the issuance of nontraded REIT equity securities and the sale of partnership units for its affiliated limited partnerships. All commissions are subject to moderate discretion determined by ARIC.

(c) Income Taxes

ASC is a wholly owned subsidiary of ARIC and is included in the federal income tax return filed by ARIC. Federal income taxes are accounted for under the asset and liability method. ASC has recorded a $44,408 federal income tax expense based on its contribution of taxable income to the consolidated tax return filed by ARIC. At December 31, 2006, $44,408 has been recorded as a payable to ARIC in conjunction with the federal income tax expense and is included in the accounts payable – related parties at December 31, 2006.

(Continued)

(d) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles includes management's estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006, the Company had no liabilities subordinated to the claims of general creditors.

(4) Related-Party Transactions

For the year ended December 31, 2006, ASC recognized commission income of $6,553,790 related to security offerings conducted by AmREIT Monthly Income & Growth Fund III, Ltd., and AmREIT Monthly Income & Growth Fund IV, Ltd. Commission expense of $4,733,412 was paid to unaffiliated National Association of Securities Dealers, Inc. registered broker dealers.

For the year ended December 31, 2006, ASC recorded management fee expense of $1,631,797, which was paid to a related party, ARIC, in conjunction with the management agreement entered into in October 2001. The management agreement provides that ARIC will provide for the day-to-day operations including financial services, bookkeeping, record-keeping, clerical services, required office space and equipment, compliance with reporting and other regulatory obligations, marketing and sales activities research and analysis, and legal and accounting services. The management fee is calculated as 95% of the net income before management fees and income taxes, and is paid to ARIC on a monthly basis. At December 31, 2006, $14,707 has been recorded as a payable to ARIC for the December management fee, and is included in the accounts payable – related parties at December 31, 2006.

(5) Net Capital Requirements

ASC is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2006, ASC had net capital, as defined, of $355,013, which was $348,909 in excess of its required net capital of $6,104.

Schedule 1

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934

Year ended December 31, 2006

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	361,203
Deductions:		
Nonallowable assets		6,190
Net capital		355,013
Capital requirement:		
Minimum capital required (greater of $5,000 or 1/15 of aggregate indebtedness)		6,104
Net capital in excess of requirement	$	348,909
Total aggregate indebtedness:		
Liabilities (from statement of financial condition)	$	91,554
Net capital as above		355,013
Ratio of aggregate indebtedness to net capital		0.26 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the ASC Focus Report part II as of December 31, 2006 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	283,757	162,810
Post-closing adjustments, net		71,256	(71,256)
Per above	$	355,013	91,554

See accompanying independent auditors' report.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation for Determination of Reserve
Requirements under Rule 15c3-3

Year ended December 31, 2006

The Company is exempt from the reserve requirements and the related computations for determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AmREIT Securities Company."

During the year ended December 31, 2006, the Company maintained compliance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Information for Possession or Control
Requirements under Rule 15c3-3

Year ended December 31, 2006

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2006 for which instructions to reduce to possession or control had been issued as of December 31, 2006 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Houston, Texas
February 20, 2007

END